SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

November 24, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Re: Lumexa Imaging Holdings, Inc. – Anticipated Price Range and Unit-Based Compensation – Registration Statement on Form S-1 (File No. 333-291590)

Ladies and Gentlemen:

On behalf of our client, Lumexa Imaging Holdings, Inc. (the “Registrant”), we hereby confidentially submit this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Registrant confidentially submitted a draft of the above referenced Registration Statement to the Commission on June 12, 2025, resubmitted to the Commission on August 7, 2025, September 12, 2025 and October 10, 2025, and subsequently publicly filed a Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on November 17, 2025. The purpose of this letter is to respond to an outstanding comment relating to share-based compensation that was provided to the Registrant in a letter from the Staff dated July 9, 2025. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Registrant’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in the letter.

In this letter, we have recited the relevant comment from the Staff in italicized and bolded type and have followed the comment with the Registrant’s response in ordinary type. Capitalized terms used but not defined in the Registrant’s response have the meanings assigned to them in the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY LUMEXA IMAGING HOLDINGS, INC.

November 24, 2025

Note 13. Equity, page F-27

23.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common units underlying your equity issuances, and the reasons for any differences between the recent valuations of your common units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including unit-based compensation. In this regard we note that unit-based compensation has been significant to your income from operations for both 2024 and 2023. Please discuss with the staff regarding how to submit your response.

To assist the Staff in its review, the Registrant advises the Staff that, although not yet reflected in the Registration Statement, based on discussions with the Registrant’s board of directors (the “PubCo Board”), and reflecting input from the lead underwriters (the “Underwriters”) of the Registrant’s proposed initial public offering (“IPO”) of its common stock, $0.001 par value per share (“common stock”), if the Registrant were to commence marketing of the transaction today, the Registrant presently anticipates that the estimated price range would be approximately $[***] per share to $[***] per share (the “Preliminary IPO Price Range”), with a midpoint of approximately $[***] per share (the “Preliminary Assumed IPO Price”).

The Preliminary IPO Price Range and the Preliminary Assumed IPO Price reflect the transactions described under “Organizational Structure” in the Registration Statement. As discussed in the Registration Statement, the Registrant’s business is presently operated through Lumexa Imaging Equity Holdco, LLC (“Holdings LLC”) and its direct and indirect consolidated subsidiaries and unconsolidated affiliates. The Registrant is a wholly owned subsidiary of Holdings LLC and, immediately prior to the closing of the IPO, the Registrant will assume control of the business and affairs of the direct and indirect subsidiaries of Holdings LLC. As described under “Organizational Structure” in the Registration Statement, immediately prior to the closing of the IPO, the Registrant’s common stock will be issued to Holdings LLC in respect of its common units and certain incentive units, with the number of shares of the Registrant’s common stock being issued will be determined based on the final IPO price per share of common stock.

The Registrant’s final range to be included in a pre-effective amendment to the Registration Statement remains under discussion between the Registrant and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Registrant’s road show. The Registrant advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20% of the high end of the range, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.

CONFIDENTIAL TREATMENT REQUESTED BY LUMEXA IMAGING HOLDINGS, INC.

November 24, 2025

Summary of Recent Unit Issuances and Unit Valuation

Holdings LLC recognized unit-based compensation expense of approximately $56.7 million and $55.3 million for the year ended December 31, 2024 and 2023, respectively. The Registrant respectfully submits, however, that the majority of that expense (approximately $50 million in each of 2024 and 2023) is related to Holdings LLC common units granted to physicians as part of acquisitions of physician practices that occurred prior to 2023. No such grants occurred in 2024 or 2023. The fair value of these grants was based on the value that Holdings LLC and the unrelated selling physician practice agreed to in an arms-length transaction. As discussed in the Registration Statement, Holdings LLC generally recognizes the unit-based compensation expense over a five-year period using the straight-line method. Because such expense is being recorded over five years, the common units granted in those legacy acquisitions are still included in Holdings LLC’s unit-based compensation expense in 2024 and 2023, and in fact constitute the vast majority of that expense line item.

As stated in the Registration Statement, under Holdings LLC’s 2018 Equity Incentive Plan (the “Plan”), Holdings LLC has granted equity-based awards to its employees, officers and directors. Holdings LLC recognizes unit-based compensation expense for equity-based awards based on the estimated fair value of such awards on the grant date. As discussed in the Registration Statement, Holdings LLC uses the Monte Carlo simulation model to estimate the fair value of each incentive unit award on the date of grant.

During the year ended December 31, 2024 and 2023, Holdings LLC recognized $7.4 million and $4.7 million, respectively, of unit-based compensation expense related to incentive units issued under the Plan. The fair value of these awards was determined using a $2.23 per common unit value and were issued under ordinary course and routine compensation-related transactions.

There is no public market for Holdings LLC’s common units and, as a result, the value of the common units underlying these equity issuances was estimated periodically by Holdings LLC’s board of managers (the “Holdings Board”). To determine the value of the units, the Holdings Board assessed, among other things, objective and subjective factors that it believed were relevant, and factors that may have changed from the date of the most recent unit issuance. The factors considered included, but were not limited to:

•	Holdings LLC’s results of operations and financial position, including its levels of available capital resources;

•	the material risks related to Holdings LLC’s business;

•	Holdings LLC’s prospects for growth through acquisitions and joint venture partnerships;

CONFIDENTIAL TREATMENT REQUESTED BY LUMEXA IMAGING HOLDINGS, INC.

November 24, 2025

•	the valuation of publicly traded companies in the healthcare and diagnostic imaging service market, as well as recently completed mergers and acquisitions of peer companies;

•	the prices at which Holdings LLC previously issued common units;

•	the lack of marketability of Holdings LLC’s common units as a private company, notwithstanding the Holdings Board’s intentional decision to not apply an illiquidity discount;

•	the likelihood of achieving a liquidity event, such as an IPO or sale of all or a portion of Holdings LLC in light of prevailing market conditions; and

•	trends and developments in Holdings LLC’s industry, including external market conditions affecting the healthcare and diagnostic imaging service market.

While there has been no change to the value of the common units underlying our equity issuances since January 1, 2023, the Registrant advises the Staff that the Holdings Board continuously and thoroughly considered a variety of factors in reaching its conclusion regarding the value of the units issued by Holdings LLC. The Holdings Board had a comprehensive process in place to determine whether a re-valuation of the units was necessary. Periodically prior to each issuance, the Holdings Board determined that the unit price had not changed considering the factors above, and highlighted that between the time period of January 1, 2023 to August 1, 2025 the following factors were some of the main determinants for maintaining a consistent valuation: (i) Holdings LLC’s enterprise value, calculated by applying a multiple to full-year earnings before interest, taxes, depreciation and amortization (“EBITDA”), had not materially changed, (ii) the multiple applied to Holdings LLC’s full-year EBITDA was in line with and, on average, lower than a peer group of five comparable companies in the industry, and (iii) during this period there had been little opportunity for a strategic transaction, such as a sale of all or a portion of Holdings LLC, that would be meaningfully impacted the valuation of the units.

CONFIDENTIAL TREATMENT REQUESTED BY LUMEXA IMAGING HOLDINGS, INC.

November 24, 2025

	2023		2024		2025
Adjusted EBITDA		$197		$201	$	[***] (forecasted)
Applied Multiple		[***]x		[***]x		[***]x
Enterprise Value	$	[***]	$	[***]	$	[***]
Price per Unit		$2.23		$2.23	$	[***]

($ and units in millions, except per unit price)

In addition, the Holdings Board intentionally decided to not apply an illiquidity discount to the unit price. If the Holdings Board had applied an illiquidity discount, the unit price would be lower than $2.23 per unit.

Comparison of the Most Recent Valuations and the Preliminary IPO Price Range

As is typical in an initial public offering, the Preliminary IPO Price Range for the offering was not derived using a formal determination of estimated fair value, but was determined based on discussions between the Registrant and the Underwriters. Among the factors that the Registrant considered in setting the Preliminary IPO Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for healthcare and diagnostic imaging service companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	the recent performance of U.S. initial public offerings of generally comparable companies;

•	estimates of business potential and earnings prospects for the Registrant and the industry in which it operates;

•	the Registrant’s financial position and prospects;

•	an assumption that there would be a receptive public trading market for healthcare and diagnostic imaging service companies such as the Registrant; and

•	an assumption that there would be sufficient demand for the Registrant’s common stock to support an offering of the size contemplated by the Registrant.

CONFIDENTIAL TREATMENT REQUESTED BY LUMEXA IMAGING HOLDINGS, INC.

November 24, 2025

Using the Preliminary Assumed IPO Price of $[***] per share, the midpoint of the Preliminary IPO Price Range, and assuming approximately [***] shares of the Registrant’s common stock will be outstanding immediately after the IPO (assuming no exercise by the underwriters of their option to purchase additional shares) as set forth under “Prospectus Summary—The Offering” in the Registration Statement, this implies the Registrant’s enterprise value after the IPO will be approximately $[***] after giving effect to the application of the net proceeds from the IPO as described under “Use of Proceeds” in the Registration Statement.

The Registrant respectfully submits that the enterprise value anticipated at IPO using the Preliminary Assumed IPO Price is generally aligned with the enterprise value previously calculated by the Holdings Board and used in determining the value of the common units underlying Holdings LLC’s equity issuances since January 1, 2023. Any difference between the valuation and the Preliminary Assumed IPO Price is attributable to input received from the Underwriters, including discussions with senior management of the Registrant and the PubCo Board, incorporating feedback the Underwriters obtained from qualified potential investors during testing-the-waters meetings in October and November 2025.

In conclusion, the Registrant respectfully submits that the difference between the valuation of Holdings LLC’s units used in connection with issuances for equity-based compensation and the Preliminary Assumed IPO Price (i.e., the midpoint of the Preliminary IPO Price Range) is reasonable in light of all of the considerations outlined above. In addition, the Registrant will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement. Based on the foregoing, the Registrant respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

* * * *

CONFIDENTIAL TREATMENT REQUESTED BY LUMEXA IMAGING HOLDINGS, INC.

November 24, 2025

If you have questions with respect to the Registration Statement or the responses set forth above, please direct the questions to me at (212) 839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Caitlin Zulla, Lumexa Imaging Holdings, Inc. J. Anthony Martin, Lumexa Imaging Holdings, Inc.
Alexander E. Csordas, Sidley Austin LLP
Craig E. Marcus, Ropes & Gray LLP Tristan VanDeventer, Ropes & Gray LLP

CONFIDENTIAL TREATMENT REQUESTED BY LUMEXA IMAGING HOLDINGS, INC.